Exhibit 99.1

ASX, Nasdaq and Media Release

October 27, 2023

Opthea Appoint U.S.-Based Leadership with Fred Guerard as CEO and Peter Lang as CFO

Dr. Megan Baldwin transitions to Founder, Chief Innovation Officer and remains on the Board of Directors

Experienced pharmaceutical executives Dr. Frederic Guerard appointed as CEO and Peter Lang appointed as CFO, bringing complementary expertise to lead Opthea’s next phase of growth

Melbourne, Australia; October 27, 2023 – Opthea Limited (NASDAQ:OPT; ASX:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announced today that the company’s Chief Executive Officer, Dr. Megan Baldwin, will transition to Founder and Chief Innovation Officer, effective today, reflective of the company’s strategy to advance its US and global presence and commercialization strategy for sozinibercept (OPT-302).

Concurrently, Opthea is pleased to announce the appointments of U.S.-based executives, Dr. Frederic Guerard as Chief Executive Officer and Peter Lang as Chief Financial Officer.

Dr. Frederic Guerard and Peter Lang are two well-respected healthcare executives with a record of building and growing organizations, guiding R&D pipelines, leading commercial operations, and managing finances while providing strategic direction and successfully steering companies through critical corporate, clinical and commercial growth inflection points.

"On behalf of the Board, I am pleased to welcome Fred Guerard and Peter Lang to Opthea’s leadership team. Both come to Opthea with impressive credentials to position Opthea for future growth and success," commented Dr. Jeremy Levin, Chairman of Opthea’s Board of Directors. "We are also excited to create a new and essential role for Megan to continue to enhance the opportunity for sozinibercept and Opthea's pipeline of next generation therapeutics for retinal diseases. Megan has dedicated much of her career to making Opthea what it is today and continues to be a critical member of the leadership team and Board of Directors."

Dr. Baldwin commented “Recognising that Opthea is entering a critical stage of its corporate growth trajectory, with an expanded team in the U.S. and increased focus on advancing the commercialization strategy for sozinibercept, I am pleased to welcome both Frederic and Peter to their new roles and working with them to lead Opthea’s transition to its next phase of growth.”

Fred Guerard, Chief Executive Officer of Opthea, continued “I’m excited to join Opthea at such an important time for the Company. I believe it’s now well-positioned to disrupt the eye disease treatment landscape highlighted by sozinibercept’s potential to become the first drug, when used in combination, to deliver superior visual gains compared to standard of care in wet AMD. I wish to extend my gratitude to the Board for this opportunity and look forward to working with Megan, Peter and the entire team as we work to advance Opthea to ultimately become a premier ophthalmology company.”

Peter Lang added, "I am honored to have this opportunity to work with Fred, Megan, the management team, and Board to efficiently grow the business and bring significant value to patients, clinicians, and investors. The Opthea team continues to build a unique biotech and realize the full potential of its pipeline with a differentiated, first-in-class product candidate in the late-stage of pivotal Phase 3 clinical trials addressing a real need for wet AMD patients."

Frederic Guerard

Dr. Guerard’s career in the pharmaceutical industry spans over 25 years and includes multiple leadership, strategic and commercial roles. Fred served as the Chief Executive Officer of Graybug Vision, Inc., a clinical-stage pharmaceutical company developing potentially transformative therapies for ocular diseases. He led the clinical development of a late-stage wet AMD product candidate. Fred led the merger of Graybug with CalciMedica, Inc. and remains a non-executive Board member of CalciMedica.

Before Graybug, Fred acted as the Worldwide Business Franchise Head of Ophthalmology at Novartis. In this role, he successfully led the integration of Novartis retina and Alcon Pharmaceuticals and accelerated the rejuvenation of the product pipeline through strategic acquisitions and licensing transactions in dry-eye, presbyopia, and inherited retinal diseases. Prior to this role, he served as Global Franchise Head of Pharmaceuticals at Alcon.

He has also held multiple leadership positions at Novartis, including Head of United Kingdom and Ireland, Head and Country President of Australia and New Zealand, Head of Marketing and Sales for Emerging Growth Markets Region, Head and Country President Egypt, and Cluster Head North and West Africa. He has served on the Board of the Association of the British Pharmaceutical Industry (ABPI) and on the Board of Medicines Australia.

Fred holds a PharmD and a Master of Biological and Medical Sciences from the University of Rouen, France, and a Master of Marketing from HEC Paris.

As required by ASX Listing Rule 3.16.4, a summary of the key terms of Mr. Guerard’s employment agreement is attached to this announcement.

Peter Lang

Mr. Lang comes to Opthea with over 25 years of experience delivering strategic, operational, and financial solutions, with deep expertise in the healthcare and biopharmaceutical sectors. He has held leadership roles at biopharmaceutical companies and well-recognized global and boutique investment banks. In addition, Peter has a long track record of working with management teams and boards to optimize companies' growth plans, capital structures, and return on capital.

Prior to joining Opthea, Peter served as the Chief Financial Officer of Aerie Pharmaceuticals, Inc., a fully integrated pharmaceutical company focused on the discovery, development, and commercialization of first-in-class ophthalmic therapies for the treatment of patients with eye diseases. He co-led the successful strategic and financial repositioning of Aerie, including reinvigorating its commercial glaucoma franchise, refocusing the R&D pipeline, and improving the financial and operation results of the Company, ultimately resulting in a ~$950 million cash acquisition of Aerie by Alcon AG.

Before Aerie, Peter was Managing Director and Partner at Ridge Advisory, LLC, a boutique advisory and banking firm. Prior to his work at Ridge Advisory, Peter served in various leadership roles in the healthcare investment banking divisions of well-respected firms, including HSBC, Bank of America Merrill Lynch, UBS Investment Bank, and Leerink Partners.

Peter graduated with a Master of Business Administration from The University of Chicago, Booth School of Business, with High Honors. Peter earned dual degrees, Magna Cum Laude, from The University of Pennsylvania Wharton School of Business and The School of Arts & Sciences.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words "believe", "should", "could", “potential,” "may", "will", "plan" and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding the therapeutic and commercial potential and size of estimated market opportunity of the Company’s product in development, the Company’s market positioning to disrupt the eye disease treatment landscape, sozinibercept’s potential to transform the standard of care for patients suffering from wet AMD, and the future performance of the Company. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions.

Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of the Company and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the availability of funding, future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate OPT-302 safety, tolerability and therapeutic efficacy, timing of completion of Phase 3 clinical trial patient enrollment and CRO and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, the Company disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:

U.S.A. & International:

Megan Baldwin, CEO

Opthea Limited

Tel: +61 447 788 674

Australia:

Rudi Michelson

Monsoon Communications

Tel: +61 (0) 3 9620 3333

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com

FRED GUERARD - SUMMARY OF THE KEY TERMS OF EMPLOYMENT AGREEMENT

1. Commencement Date

Mr. Guerard will be employed in the position of Opthea’s Chief Executive Officer.

Mr. Guerard’s employment will commence on 27 October 2023.

2. Term

Mr. Guerard will be employed subject to termination by either party (see section 6 below).

3. Renumeration

Fixed

Mr. Guerard is entitled to a base salary at the rate of US$550,000 per annum. Upon achievement by Mr. Guerard of certain performance objectives over the first 12 months of his employment, Mr. Guerard’s base salary will be increased to US$600,000 per annum.

Discretionary Performance Bonus

Mr. Guerard is eligible to be considered for an annual discretionary performance bonus with a target amount of 50% of base salary, payable in cash. In addition, Mr. Guerard is entitled to certain payments upon certain changes of control of the Company, subject to Mr. Guerard’s satisfaction of certain conditions.

Equity Awards

Subject to any approval the Company considers necessary or appropriate, Mr. Guerard will be entitled to participate in the Company’s long-term incentive plan.

Sign-on Grant

Mr. Guerard may be granted an option to purchase 1,400,000 of the Company’s American depositary shares (equivalent to 11,200,000 ordinary shares) at the fair market value as of the date of grant. In accordance with the Company’s long-term incentive plan the option will vest over a four year performance period.

Incentive Grant

Mr. Guerard may be granted an option to purchase an additional 600,000 of the Company’s American depositary shares (equivalent to an additional 4,800,000 ordinary shares) at the fair market value as of the date of grant. This option will vest on the earlier of (x) the occurrence of certain corporate transactions or (y) the Company achieving a specified market capitalization, as determined by the Company’s board of directors.

Change of Control Payment

In the event that the Company is subject to certain change of control transactions, Mr. Guerard will receive a lump sum cash bonus equal to 50% of his annual base salary. This payment will be paid to Mr Guerard regardless of whether or not he is terminated. However, if he was to be terminated more than 30 days prior to the change of control, he will not receive the payment..

5. Clawback Policy

The Company retains discretion to clawback some or all of any short or long term incentive or termination benefits awarded to Mr. Guerard (if not already paid or vested) pursuant to the Company’s Clawback Policy.

6. Termination

Mr. Guerard’s employment agreement is governed by the laws of the state of Texas, and his employment is at will, meaning that either party may terminate employment at any time. However, in the event Mr. Guerard’s employment is terminated by the Company without cause or by Mr. Guerard for an enumerated set of reasons, then subject to Mr. Guerard’s satisfaction of certain conditions, Mr. Guerard will be entitled to cash severance of 12 months’ base salary and a pro rata discretionary performance bonus (calculated by reference to 100% of the target amount) for that fiscal year, up to 12 months of payment or reimbursement of COBRA premiums to continue health care coverage, and an additional six months of deemed vesting under the Company’s long-term incentive plan and other severance benefits.